Filed by Syneron Medical Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: Candela Corporation Subject Company’s Commission File No.: 000-14742

Filed below is a press release issued by Syneron Medical Ltd. on November 9, 2009 regarding its third quarter 2009 financial results.

PRESS RELEASE	November 9, 2009

Syneron Reports Third Quarter 2009 Financial Results

Recent highlights

—	Third consecutive quarter of gross margin improvement

—	Return to positive cash flow from operating activities during the three-month period ending September 30, 2009

—	Sequential revenue growth in the seasonally weakest quarter

—	DSOs fall for third consecutive quarter

—	Inventories fell for the third consecutive quarter to $9.7 million; a 24% decline since December 31, 2008.

—	Signed definitive agreement for merger transaction with Candela Corporation

—	Completed acquisition of Primaeva Medical, Inc.

YOKNEAM, ISRAEL – (MARKET WIRE) – 11/9/2009 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced financial results for the third quarter ended September 30, 2009.

Revenues for the third quarter of 2009 were $14.3 million, compared to revenues of $14.2 million in the second quarter of 2009, and revenues of $28.5 million for the third quarter of 2008.

Syneron’s gross margins improved for the third consecutive quarter. Gross margins widened to 67% in the third quarter from 64.8% in the second quarter of 2009. Syneron’s gross margin has risen by 12.3 percentage points since the fourth quarter of 2008.

Syneron recorded a net loss in the third quarter of $5.5 million on a GAAP basis which includes $0.7 million in stock-based compensation and approximately $1.2 million of expenses related to the merger of Syneron with Candela Corporation, announced on September 9, 2009. The third quarter net loss of $5.5 million compares to a similar net loss of $5.5 million in the second quarter of 2009 and a net profit of $2.2 million in the third quarter of 2008. The merger related expenses are included in the GAAP results in accordance with FASB statement number 141(R) “Business Combinations” which is effective for business combinations occurred after January 1, 2009. Syneron will continue to note merger related expenses on a quarterly basis until the transaction is completed. On a non-GAAP basis, excluding stock-based compensation expenses, net loss in the third quarter was $4.8 million, compared to a net profit on a non-GAAP basis of $3.1 million in the third quarter of 2008.

GAAP EPS amounted this quarter to a loss of $0.20 per basic and diluted share, compared to a loss of $0.20 per basic and diluted share in the second quarter of 2009, and earnings per basic and diluted share of $0.08 in the third quarter of 2008. On a non-GAAP basis, the result for the third quarter is equivalent to a loss of $0.17 per basic and diluted share, compared to earnings per basic and diluted share of $0.11 in the third quarter of 2008.

Commenting on the results and developments in the third quarter, Syneron CEO Lou Scafuri said, “I am pleased with the results for the third quarter, especially the strong improvement in our gross margin during the past nine months, our return to a positive cash flow from operating activities, as well as the sequential improvement in revenue in the third quarter which, traditionally, is the weakest quarter for the aesthetic device sector. The continued improvement in the gross margin and the positive turn in cash flow from operations, reflects, primarily, the success of deep company-wide restructuring, while the sequential increase in revenue, although modest, is evidence of physician acceptance of the new products we have introduced to the market since the start of the year. These sales figures are also encouraging because they reinforce the indications of gradually improving demand for procedures and devices which we have begun receiving from our luminary doctors and major customers.”

“The economic challenges of the past year”, Mr. Scafuri continued, “have been the catalyst for dynamic change across markets, our sector clearly included. The aesthetic industry was impacted by the economic downturn and credit tightening, but I believe we are emerging as a much stronger sector and I am proud that Syneron has led that change, most significantly with our announcement in September of the contemplated merger between Syneron and Candela Corporation. We have also led with the launch of several new products which offer a new business model suitable to today’s market requirement for an enhanced value proposition, as well as efficacy and less patient down time. These products include the unique and innovative eMatrix™, which has been well received by physicians, and is based on a new paradigm of treatment aimed at transforming the sector into one that is significantly more flexible and responsive to changing patient and physician criteria for less invasive yet highly efficacious aesthetic treatments.”

Syneron emerged out of the third quarter with a significantly stronger balance sheet. Syneron’s cash position (including long-term deposits) totaled $213.3 million as of September 30, 2009 and Syneron continues to have no debt. Trade receivables, net, decreased to $16.8 million as of September 30, 2009 from $32.6 million at the end of 2008. Inventories fell for the third consecutive quarter to $9.7 million – a 24% decline since December 31, 2008. Shareholders’ equity at the end of the third quarter of 2009 was $228.1 million.

Commenting on the improved financial position, CFO Fabian Tenenbaum said, “The continued improvement in the balance sheet in the third quarter reflects enhanced processes and controls introduced as part of the restructuring program. Combined with the streamlining of operations and cost savings, these better financial controls will place Syneron in a favorable position as rise in macroeconomic activity positively impacts the aesthetic medical device industry.”

Conference call
Syneron management will host its third quarter earnings conference call today at 8:30am ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.syneron.com. To access the call, enter the Syneron website, then click on the Investors Relations Overview and select “Q3 2009 Results Conference Call.” Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial (toll free): 888-211-7360 in the U.S., and 913-312-0959 from overseas.

Use of Non-GAAP Measures
This press release provides financial measures for net loss, net loss per diluted share, net profit and net profit per diluted share, which exclude an expense charge related to stock-based compensation and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our operational results and enhances management’s and investors’ ability to evaluate the Company’s net profit and net profit per diluted share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elôs combined-energy technology of Bi-Polar Radio Frequency and Light. Syneron’s innovative elôs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron are located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters and Logistics Support in Irvine, CA, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or Syneron’s future performance, including statements with respect to Syneron’s expectations regarding, but not limited to Syneron’s profitability and maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Syneron’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risks associated with Syneron’s ability to operate under the difficult conditions of the current global economy; the risk associated with Syneron’s ability to commercialize new products and identify new markets for Syneron’s technology; ability to manage Syneron’s growth, competition and pricing pressure; risks associated with Syneron’s international operations; risks associated with Syneron’s collaboration with Procter & Gamble; risks associated with regulatory qualifications or approvals; risks related to Syneron’s intellectual property; risks related to Syneron’s operations in Israel; the ability of each of Syneron and Candela to satisfy the closing conditions and consummate the merger transaction, including obtaining the approval of the transaction by Candela’s stockholders; the risk that the businesses of Syneron and Candela may not be coordinated successfully; the risk that the merger transaction of Syneron and Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected and the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers. Further information regarding these and other risks relating to Syneron’s business, including the operations of Candela, is set forth under the heading “Risk Factors” in Syneron’s registration statement on Form F-4, filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2009 and in other reports filed with the SEC. These factors are updated from time to time through the filing of reports and registration statements with the SEC. Syneron does not assume any obligation to update the forward-looking information contained in this press release.

IMPORTANT ADDITIONAL INFORMATION

In connection with the combination of Syneron and Candela pursuant to an Agreement and Plan of Merger (the “Merger”), Syneron has filed with the SEC a registration statement on Form F-4, which includes a proxy statement of Candela and a prospectus of Syneron and other relevant materials in connection with the proposed transactions. Candela has also filed the same proxy statement/prospectus with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials (when they become available) because these materials will contain important information about Syneron, Candela, and the proposed transaction. The proxy statement/prospectus and the other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, free copies of the documents filed with the SEC by Syneron will be available on the investor relations portion of Syneron’s website at www.syneron.com. Free copies of the documents filed with the SEC by Candela will be available on the investor relations portion of Candela’s website at www.candelalaser.com. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

Syneron, the Syneron logo, and elôs are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elôs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

For more information, please contact:

Fabian Tenenbaum, CFO, +972 73 244 2283, email: cfo@syneron.com
Judith Kleinman, VP Investor Relations, +972 54 646 1688, email: ir@syneron.com

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

	Three Months ended September 30,		Nine Months ended September 30,
	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)	2008 (unaudited)

Revenues	14,279	28,493	40,323	100,805
Cost of Revenues	4,705	7,026	14,664	23,252

Gross Profit	9,574	21,467	25,659	77,553

Operating expenses:
Research and development	3,063	3,646	8,949	10,633
Selling and marketing	7,531	13,259	26,287	41,548
General and administrative	4,225	2,684	13,059	9,924
Legal settelement, net of legal cost	-	-	(3,975)	-

Total operating expenses	14,819	19,589	44,320	62,105

Operating (Loss) Income	(5,245)	1,878	(18,661)	15,448
Financial Income, net	447	529	1,661	3,226

Income (Loss) before taxes on income	(4,798)	2,407	(17,000)	18,674
Taxes on income	858	219	2,455	(2,825)

Income (Loss) before non controlling interest	(5,656)	2,188	(19,455)	21,499
Net loss attributable to non controlling interest	107	-	213	-

Net (Loss) income attributable to Syneron shareholders	(5,549)	2,188	(19,242)	21,499

Basic net (Loss) Income per share	(0.20)	0.08	(0.70)	0.78
Diluted net (Loss) Income per share	(0.20)	0.08	(0.70)	0.78

Weighted average number of shares used
in per share calculation (in thousands):
Basic	27,530	27,436	27,505	27,394
Diluted	27,530	27,503	27,505	27,518

Syneron Medical Ltd.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2009 (unaudited)	December 31, 2008 (audited)

CURRENT ASSETS
Cash and cash equivalents (*)	32,282	72,366
Short term bank deposit (*)	1,923	-
Available-for-sale marketable securities (*)	156,868	117,342
Trade receivables	16,759	32,637
Other accounts receivables and prepaid expenses	2,064	4,249
Inventories	9,668	12,660

Total Current Assets	219,564	239,254

LONG-TERM ASSETS
Severance pay fund	209	107
Long-term deposits and others (*)	209	180
Long-term available-for-sale marketable securities (*)	22,022	27,214
Investments in affiliated companies	3,300	4,225
Property and equipment, net	2,940	3,656
Intangible assets, net	5,412	3,828
Goodwill	4,251	2,822

Total Long-Term Assets	38,343	42,032

Total Assets	257,907	281,286

CURRENT LIABILITIES
Trade Payables	3,582	8,675
Other accounts payable and accrued expenses	22,748	25,587

Total Current Liabilities	26,330	34,262

LONG-TERM LIABILITIES
Deferred Revenues	2,367	3,140
Warranty Accruals	803	1,117
Accrued severance pay	307	171

Total Long-Term Liabilities	3,477	4,428

EQUITY	228,100	242,596

Total Liabilities and Equity	257,907	281,286

(*) Total Cash and Liquid Investments	213,304	217,102

Syneron Medical Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three Months ended September 30,		Nine Months ended September 30,
	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)	2008 (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income before non controlling interest	(5,656)	2,188	(19,455)	21,499
Adjustments to reconcile net (loss) income to net cash provided by
(used in) operating activities:
Depreciation and amortization	355	453	1,509	1,250
Deferred taxes, net	550	-	1,366	-
Increase (decrease) in accrued severance pay, net	4	(2)	13	39
Decrease (increase) in trade receivables	2,098	(1,337)	15,878	(4,028)
Decrease (increase) in other accounts receivables and prepaid expenses	9	(163)	831	1,847
Decrease (increase) in inventories	823	(405)	3,161	(2,659)
Increase (decrease) in trade payables	811	(1,436)	(5,160)	(979)
Increase (decrease) in other account payables and accrued expenses	1,247	395	(842)	(1,436)
Impairments of available-for-sale marketable securities	36	350	208	467
Realized loss, changes in accrued interest and amortization of premium on marketable securities	333	279	1,322	191
Equity based compensation	738	895	3,427	5,400
Decrease in deferred revenues and warranty accruals	(986)	(1,052)	(3,161)	(494)

Net cash provided by (used in) operating activities	362	165	(903)	21,097

CASH FLOWS FROM INVESTING ACTIVITIES

Maturity (purchase) of short-term deposits, net	(130)	-	(1,923)	1,000
Purchase of available-for-sale marketable securities	(100,870)	(33,125)	(247,368)	(180,439)
Proceeds from sale and redemption of available-for-sale marketable securities	90,380	15,556	211,565	140,856
Payments for investments in Affiliated Companies	(350)	(723)	(750)	(1,303)
Net cash paid in conjunction with acquisition of a subsidiary	-	-	(41)	-
Acquisition of minority shares in a subsidiary	(16)	(40)	(440)	(40)
Investment in long-term deposits and others	(35)	(37)	(22)	(50)
Purchase of property and equipment	(175)	(318)	(396)	(830)

Net cash used in investing activities	(11,196)	(18,687)	(39,375)	(40,806)

CASH FLOWS FROM FINANCING ACTIVITIES

Repurchase of ordinary shares from shareholders at cost	-	-	-	(1,927)
Issuance of shares as a result of exercise of options and RSU's	193	1	194	4

Net cash provided by (used in) financing activities	193	1	194	(1,923)

Decrease in cash and cash equivalents	(10,641)	(18,521)	(40,084)	(21,632)
Cash and cash equivalents at the beginning of the period	42,923	39,513	72,366	42,624

Cash and cash equivalents at the end of the period	32,282	20,992	32,282	20,992

Syneron Medical Ltd.
Reconciliation Between GAAP To Non-GAAP Consolidated Statement Of Income
U.S. dollars in thousands, except per share data

	Three Months ended September 30,		Nine Months ended September 30,
	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)	2008 (unaudited)

Operating (Loss) Income (GAAP)	(5,245)	1,878	(18,661)	15,448
Non-GAAP adjustment:
Stock based compensation	738	895	3,427	5,400

Non-GAAP operating (Loss) Income	(4,507)	2,773	(15,234)	20,848

Net (Loss) Income (GAAP)	(5,549)	2,188	(19,242)	21,499
Non-GAAP adjustment:
Stock based compensation	738	895	3,427	5,400

Non-GAAP Net (Loss) Income	(4,811)	3,083	(15,815)	26,899

Non-GAAP net (Loss) Income per share :
Basic net (Loss) Income per share	(0.17)	0.11	(0.57)	0.98
Diluted net (Loss) Income per share	(0.17)	0.11	(0.57)	0.97

Weighted average number of shares
share calculation (in thousands):
Basic	27,530	27,436	27,505	27,394
Diluted	27,530	27,695	27,505	27,751